AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 000-30852

GRUPO FINANCIERO GALICIA SA

(The “Registrant”)

GALICIA FINANCIAL GROUP

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation or organization)

Grupo Financiero Galicia SA

Tte. Gral. Juan D. Perón 430, 25th floor

C1038 AAJ - Buenos Aires, Argentina

(Address of principal executive offices)

Gonzalo Fernández Covaro, Chief Financial Officer

Tel: 54 11 4343 7528, investors@gfgsa.com

Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K and the related exhibits are hereby incorporated by reference into the registration statement of Grupo Financiero Galicia S.A. (the “Company”) on Form F-3 (Registration Number 333-284113) and the related prospectuses, as such Registration Statement and prospectuses may be amended from time to time.

Information Contained in this Report on Form 6-K

On June 10, 2025, the Company announced the commencement and pricing of the underwritten secondary offering (the “Offering”) by HSBC Bank plc (the “Selling Shareholder”) of 11,721,449 American Depositary Shares (“ADSs”) representing 117,214,490 Class B ordinary shares of the Company, par value Ps.1.00 per share (“Class B ordinary shares”) at a public offering price of $54.25 per ADS. The Company did not sell any ADSs and did not receive any proceeds from the sale of the ADSs in the Offering. A copy of the press release issued in connection with the launch and pricing of the Offering is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

The ADSs were sold pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated June 10, 2025, among HSBC Bank plc, as the Selling Shareholder, the Company, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company and Selling Shareholder, customary conditions to closing, obligations of the parties and termination provisions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K (“Form 6-K”) and is incorporated by reference herein.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
1.1	Underwriting Agreement dated June 10, 2025, among HSBC Bank plc, as the selling shareholder, the Company, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein
99.1	Launch Press Release issued by Grupo Financiero Galicia S.A., dated June 10, 2025
99.2	Pricing Press Release issued by Grupo Financiero Galicia S.A., dated June 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: June 12, 2025	By:	/s/ Fabián E. Kon
Name: Fabián E. Kon
Title: Chief Executive Officer

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